SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 12, 2008

Commission File Number: 333-11014

i-CABLE Communications Limited

(Exact name of Registrant as specified in its charter)

Cable TV Tower

9 Hoi Shing Road

Tsuen Wan, N.T.

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

i-CABLE Communications Limited

By:	/s/ William Kwan
Name:	William Kwan
Title:	Chief Financial Officer

Dated: August 12, 2008

i-CABLE COMMUNICATIONS LIMITED

Stock Code: 1097

Interim Results Announcement

For the six months ended June 30, 2008

Sound Financial Position & Low Cost Base Enable Investment to Compete

Results Highlights

•	Turnover decreased by 10% to HK$1,069 million (2007: HK$1,185 million).

•	Net profit before tax decreased by 63% to HK$44 million (2007: HK$119 million).

•	A HK$15 million adjustment for deferred tax due to the reduction in the Hong Kong profits tax rate resulted in a quantum increase in the Group’s income tax expense for the period.

•	Net profit after tax decreased by 78% to HK$26 million (2007: HK$116 million).

•	Net cash of HK$545 million as at June 30, 2008 (2007: HK$552 million).

•	The Board has resolved not to declare any interim dividend for the six months ended June 30, 2008 (2007: interim dividend of HK$0.035 per share).

Pay TV

•	Subscribers increased by 1% in the period to 892,000 (end of 2007: 882,000).

•	Turnover decreased by 16% to HK$699 million (2007: HK$827 million).

•	Operating profit decreased by 39% to HK$61 million (2007: HK$100 million).

Internet & Multimedia

•	Broadband subscribers decreased by 9% in the period to 280,000 (end of 2007: 306,000).

•	Turnover maintained at HK$295 million (2007: HK$295 million).

•	Operating profit increased by 8% to HK$93 million (2007: HK$86 million).

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

GROUP RESULTS

The unaudited Group profit attributable to Shareholders for the six months ended June 30, 2008 amounted to HK$26 million, as compared to HK$116 million for the corresponding period in 2007. Basic and diluted earnings per share were both HK$0.013 for 2008, as compared to both HK$0.057 last year.

INTERIM DIVIDEND

The Board has resolved not to declare any interim dividend for the six months ended June 30, 2008 (2007: interim dividend of HK$0.035 per share).

MANAGEMENT DISCUSSION AND ANALYSIS

A.	Review of 2008 Interim Results

Consolidated turnover decreased by 10% to HK$1,069 million.

With effective cost management and resource re-allocation, operating costs before depreciation decreased by 2% to HK$864 million. Programming costs decreased by 16% but network and other operating costs increased by 17% and selling, general and administrative expenses increased by 13%.

Earnings before interest, tax, depreciation and amortisation (“EBITDA”) decreased by 32% to HK$205 million.

Depreciation decreased by 15% to HK$165 million to follow the steady trend in recent years.

Profit from operations decreased by 63% to HK$40 million, while profit before tax decreased by 63% to HK$44 million.

A HK$15 million unfavourable adjustment of the opening balance for deferred tax was recognised due to the reduction in Hong Kong profits tax rate from 17.5% to 16.5%. This translated into an increase in the Group’s income tax expense for the period.

Profit after tax decreased by 78% to HK$26 million.

Basic earnings per share were 1.3 cents as compared to 5.7 cents in 2007.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

B.	Segmental Information

Pay Television

Subscribers increased by 10,000 or 1% in the period to 892,000. However, turnover decreased by 16% to HK$699 million, mainly attributable to dilution from lower yield subscriptions. Operating costs after depreciation decreased by 12% to HK$638 million primarily due to the aforementioned decrease in programming costs and depreciation charge. Operating profit decreased by 39% to HK$61 million (2007: HK$100 million).

Internet & Multimedia

Broadband subscribers decreased by 26,000 or 9% in the period to 280,000 and the Voice conveyance service decreased by 4% to 153,000 lines. Turnover was largely unchanged at HK$295 million. Operating costs after depreciation decreased by 3% to HK$202 million partly due to lower depreciation charges. Operating profit increased by 8% to HK$93 million.

C.	Liquidity and Financial Resources

As of June 30, 2008, the Group had net cash of HK$545 million, as compared to HK$552 million a year ago.

The consolidated net asset value of the Group as at June 30, 2008 was HK$2,197 million, or HK$1.1 per share. As at June 30, 2008, the Group had property, plant and equipment with a net book value of approximately HK$467,000 held under finance lease contract.

The Group’s assets, liabilities, revenues and expenses were mainly denominated in Hong Kong dollars or U.S. dollars and the exchange rate between these two currencies has remained pegged.

Capital expenditure during the period amounted to HK$68 million, 4% lower than the same period last year. Major items included network upgrade and expansion, television production facilities as well as Internet & Multimedia equipment.

The Group’s ongoing capital expenditure and new business development will be funded by cash to be generated from operations and, if needed, bank borrowings or other external sources of funds. The Group also had total short-term bank credit facilities of approximately HK$29 million which remained unutilised as of June 30, 2008.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

D.	Contingent Liabilities

At June 30, 2008, there were contingent liabilities in respect of guarantees, indemnities and letters of awareness given by the Company on behalf of subsidiaries relating to overdraft and guarantee facilities of banks up to HK$158 million, of which only HK$129 million have been utilised by the subsidiaries.

E.	Human Resources

The Group had a total of 2,928 employees at the end of June 2008 (2007: 2,855). Total gross amount of salaries and related costs incurred in the corresponding period amounted to HK$379 million (2007: HK$359 million).

To support business growth and development in a competitive market, the Group is dedicated to continue our effort in attracting, retaining and developing employees of high quality with established pay for performance culture, linking remuneration and reward to Group performance as well as offering skill-based training and rewarding career advancement opportunities to them.

Being a caring employer, the Group continues to actively support community services and social welfare activities and to encourage our employees and their families to participate in volunteer services.

F.	Competition and Operating Environment

The first half of the year saw the introduction of Digital Terrestrial Television service with coverage expanding to about 75% of households in Hong Kong at the end of June. The new service has not so far brought any major adverse impact to the Pay TV market and it remains to be seen if the Beijing Olympics could draw more converts with the free-to-air broadcasters boosting High Definition Olympic coverage.

Within the Pay TV market, competition remained intense but the Group grew its subscription base with enhanced programming and marketing packages. We have stocked up prized programming to sustain our competitiveness and will continue to invest in programming and promotion.

Service quality and bundled packages with Pay TV and Voice services were again the main competitive tools for Broadband. This core business remained steady both in terms of subscription and profitability.

The operating environment in the near term is not expected to improve. In a war of attrition, the Group will benefit from its strong balance sheet and its significantly lower cost base for both fixed assets and operating expenditures.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

G.	Outlook

Rapidly changing market conditions call for business and programming diversification in order to break new grounds and for streamlining operations to enhance efficiency – an exercise the Group has undertaken over the past years. It also calls for investing to compete and the Group’s strong financial position and low cost base place it very well to do so.

We have scaled up local production; bagged nearly all top sports events until 2012; sharpened our marketing and customer service operations; and diversified our business by making prudent ventures into new markets such as movie and music production, publications and the new media.

Furthermore, we have committed to introducing the next generation transmission encryption system in order to better protect and grow our Pay TV service, while at the same time, allowing deployment of high definition television and interactive services when the market is ripe.

These steps are necessary to propel us forward and to prevail over the competition.

CODE ON CORPORATE GOVERNANCE PRACTICES

During the financial period under review, all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited were met by the Company, except in respect of one code provision providing for the roles of chairman and chief executive officer to be performed by different individuals. The deviation is deemed necessary as, given the nature and size of the Company’s business, it is at this stage considered to be more efficient to have one single person to hold both positions. The Board of Directors believes that the balance of power and authority is adequately ensured by the operations of the Board which comprises experienced and high calibre individuals with a substantial proportion thereof being independent Non-executive Directors.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended June 30, 2008

	Note	2008	2007
		HK$’000	HK$’000
Turnover	(2,3)	1,069,143	1,184,896
Programming costs		(412,584)	(491,736)
Network and other operating expenses		(241,486)	(206,595)
Selling, general and administrative expenses		(210,234)	(185,584)

Profit from operations before depreciation		204,839	300,981
Depreciation		(164,788)	(193,520)

Profit from operations	(3)	40,051	107,461
Interest income		3,837	9,940
Finance costs		(2)	(13)
Impairment loss on investment		(623)	—
Non-operating income	(4)	1,010	1,374

Profit before taxation	(4)	44,273	118,762
Income tax	(5)	(18,135)	(2,385)

Profit after taxation		26,138	116,377

Attributable to:
Equity shareholders of the Company		25,998	115,820
Minority interests		140	557

Profit after taxation		26,138	116,377

Dividends payable to equity shareholders attributable to the period
Final dividend of 5 cents (2007: 5 cents) per share in respect of the previous financial year, approved and paid during the period		100,617	100,962
Interim dividend declared and paid after the balance sheet date *		—	70,673

		100,617	171,635

Earnings per share
Basic	(6)	1.3 cents	5.7 cents

Diluted	(6)	1.3 cents	5.7 cents

*	The interim dividend proposed after the balance sheet date has not been recognised as liability at the balance sheet date.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

CONSOLIDATED BALANCE SHEET

At June 30, 2008

	Note	At June 30, 2008 (unaudited)	At December 31, 2007 (audited)
		HK$’000	HK$’000
Non-current assets
Property, plant and equipment		1,292,311	1,391,222
Programming library		180,514	183,317
Other intangible assets		6,198	8,390
Interest in associate		58,500	58,500
Deferred tax assets	(7)	327,774	354,166
Other non-current assets		168,291	104,983

		2,033,588	2,100,578

Current assets
Inventories		9,397	6,351
Accounts receivable from trade debtors	(8)	88,272	81,847
Deposits, prepayments and other receivables		149,776	100,407
Amounts due from fellow subsidiaries		1,361	3,765
Cash and cash equivalents		544,885	642,049

		793,691	834,419

Current liabilities
Amounts due to trade creditors	(9)	58,475	35,040
Accrued expenses and other payables		276,554	329,263
Receipts in advance and customers’ deposits		117,750	106,917
Obligations under finance leases		—	72
Current taxation		127	347
Amounts due to fellow subsidiaries		55,666	57,418
Amount due to immediate holding company		3,876	3,029

		512,448	532,086

Net current assets		281,243	302,333

Total assets less current liabilities		2,314,831	2,402,911

Non-current liabilities
Deferred tax liabilities	(7)	88,481	97,117
Other non-current liabilities		29,188	34,553

		117,669	131,670

NET ASSETS		2,197,162	2,271,241

Capital and reserves
Share capital		2,012,340	2,016,792
Reserves		179,963	249,975

Total equity attributable to equity shareholders of the Company		2,192,303	2,266,767
Minority interests		4,859	4,474

TOTAL EQUITY		2,197,162	2,271,241

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2008

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserve	Revenue reserve	Other reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2007*	2,019,234	4,838,365	13,771	(81)	—	—	(4,612,336)	—	239,719	2,258,953	3,440	2,262,393
Profit for the period	—	—	—	—	—	—	115,820	—	115,820	115,820	557	116,377
Dividend approved in respect of the previous year	—	—	—	—	—	—	(100,962)	—	(100,962)	(100,962)	—	(100,962)
Translation of foreign subsidiaries’ financial statements	—	—	—	335	—	—	—	—	335	335	84	419
Equity contribution from minority interests	—	—	—	—	—	—	—	—	—	—	129	129
Transfer to special capital reserve	—	—	47	—	—	—	(47)	—	—	—	—	—

Balance at June 30, 2007*	2,019,234	4,838,365	13,818	254	—	—	(4,597,525)	—	254,912	2,274,146	4,210	2,278,356

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended June 30, 2008

	Attributable to equity shareholders of the Company
	Share capital	Share premium	Special capital reserve	Exchange reserve	Capital redemption reserve	Fair value reserve	Revenue reserve	Other reserve	Total reserves	Total	Minority interests	Total equity
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Balance at January 1, 2008*	2,016,792	4,838,365	13,867	1,142	2,442	2,883	(4,606,121)	(2,603)	249,975	2,266,767	4,474	2,271,241
Profit for the period	—	—	—	—	—	—	25,998	—	25,998	25,998	140	26,138
Dividend approved in respect of the previous year	—	—	—	—	—	—	(100,617)	—	(100,617)	(100,617)	—	(100,617)
Translation of foreign subsidiaries’ financial statements	—	—	—	2,695	—	—	—	—	2,695	2,695	245	2,940
Change in fair value of available-for-sale securities	—	—	—	—	—	1,571	—	—	1,571	1,571	—	1,571
Share repurchased and cancelled	(4,452)	—	—	—	4,452	—	(6,692)	2,594	354	(4,098)	—	(4,098)
Share repurchase expenses	—	—	—	—	—	—	(22)	9	(13)	(13)	—	(13)
Transfer to special capital reserve	—	—	12	—	—	—	(12)	—	—	—	—	—

Balance at June 30, 2008*	2,012,340	4,838,365	13,879	3,837	6,894	4,454	(4,687,466)	—	179,963	2,192,303	4,859	2,197,162

*	Included in the Group’s revenue reserve is positive goodwill written off against reserves in prior years amounting to HK$197,785,000.
**	The special capital reserve is non-distributable and it should be applied for the same purposes as the share premium account.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

NOTES TO THE INTERIM FINANCIAL REPORT

(1)	Basis of preparation and comparative figures

The unaudited interim financial report has been prepared in accordance with the requirements of the Main Board Listing Rules of The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard 34 “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”).

The HKICPA has issued certain new and revised Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective or available for early adoption for the current accounting periods of the Group. We believe the adoption of these new and revised HKFRSs will not have a material impact on the Group’s financial position or results of operations.

The same accounting policies adopted in the annual financial statements for the year ended December 31, 2007 have been applied to the interim financial report.

(2)	Turnover

Turnover comprises principally subscription and related fees for Pay television and Internet access services, Internet Protocol Point wholesale service income and also includes advertising income net of agency deductions, channel service and distribution fees, programme licensing income, film exhibition and distribution income, network maintenance income, and other related income.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

(3)	Segment information

Substantially all the activities of the Group are based in Hong Kong and below is an analysis of the Group’s revenue and result by principal activity for the six months ended June 30:

	Segment revenue		Segment result
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Pay television	698,522	827,493	61,005	99,521
Internet and multimedia	294,627	294,854	92,773	86,242
Unallocated	88,819	72,314	(111,457)	(77,446)
Inter-segment elimination	(12,825)	(9,765)	(2,270)	(856)

	1,069,143	1,184,896	40,051	107,461

Profit from operations			40,051	107,461
Interest income			3,837	9,940
Finance costs			(2)	(13)
Impairment loss on investment			(623)	—
Non-operating income			1,010	1,374
Income tax expense			(18,135)	(2,385)

Profit after taxation			26,138	116,377

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

(4)	Profit before taxation

Profit before taxation is stated after charging/(crediting):

	Six months ended June 30,
	2008	2007
	HK$’000	HK$’000
Depreciation
- assets held for use under operating leases	11,355	18,465
- other assets	153,433	175,055

	164,788	193,520

Amortisation of programming library*	62,222	59,378
Amortisation of other intangible assets**	2,192	2,192
Staff costs	359,067	337,043
Contributions to defined contribution retirement plans	15,578	14,471
Cost of inventories	13,014	4,824
Auditors’ remuneration	2,123	1,991

Non-operating income
Net gain on disposal of property, plant and equipment	(1,010)	(1,374)

*	Amortisation of programming library is included within programming costs in the consolidated results of the Group.
**	Amortisation of other intangible assets is included within network and other operating expenses in the consolidated results of the Group.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

(5)	Income tax

The provision for Hong Kong Profits Tax is calculated at 16.5% (2007: 17.5%) of the estimated assessable profits for the period. Taxation for the overseas subsidiaries is charged at the appropriate current rate of taxation ruling in the relevant countries. The income tax charge for the six months ended June 30 represents:

	2008	2007
	HK$’000	HK$’000
Current tax provision – overseas	581	143
Net deferred tax expenses	17,554	2,242

	18,135	2,385

(6)	Earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of HK$26 million (2007: HK$116 million) and the weighted average number of ordinary shares outstanding during the period of 2,012,885,941 (2007: 2,019,234,400).

(i)	Weighted average number of ordinary shares

	At June 30, 2008	At June 30, 2007
Issued ordinary shares at January 1	2,016,792,400	2,019,234,400
Effect of shares repurchased	(3,906,459)	—

Weighted average number of ordinary shares at end of period	2,012,885,941	2,019,234,400

The calculation of diluted earnings per share is based on the weighted average number of ordinary shares of 2,012,885,941 (2007: 2,019,234,400) after adjusting for the effects of all dilutive potential ordinary shares.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

(7)	Deferred tax in the balance sheet

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the period are as follows:

	Depreciation allowances in excess of related depreciation	Tax losses	Other temporary difference	Total
Deferred tax arising from:	HK$’000	HK$’000	HK$’000	HK$’000
At January 1, 2008	128,997	(390,261)	4,215	(257,049)
Charged/(credited) to consolidated profit and loss account (Note 5)	(14,265)	32,477	(658)	17,554
Exchange reserve	—	—	202	202

At June 30, 2008	114,732	(357,784)	3,759	(239,293)

	At June 30, 2008	At December 31, 2007
	HK$’000	HK$’000
Net deferred tax assets recognised on the balance sheet	(327,774)	(354,166)
Net deferred tax liabilities recognised on the balance sheet	88,481	97,117

	(239,293)	(257,049)

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

(8)	Accounts receivable from trade debtors

An ageing analysis of accounts receivable from trade debtors (net of allowance for doubtful debts) is set out as follows:

	At June 30, 2008	At December 31, 2007
	HK$’000	HK$’000
0 to 30 days	32,169	19,131
31 to 60 days	14,259	23,763
61 to 90 days	21,617	17,255
Over 90 days	20,227	21,698

	88,272	81,847

The Group has a defined credit policy. The general credit terms allowed range from 0 to 90 days.

(9)	Amounts due to trade creditors

An ageing analysis of amounts due to trade creditors is set out as follows:

	At June 30, 2008	At December 31, 2007
	HK$’000	HK$’000
0 to 30 days	3,518	2,603
31 to 60 days	21,352	6,844
61 to 90 days	12,695	3,895
Over 90 days	20,910	21,698

	58,475	35,040

(10)	Review of results

The unaudited interim financial report for the six months ended June 30, 2008 has been reviewed with no disagreement by the Audit Committee of the Company.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)

PURCHASE, SALE OR REDEMPTION OF SHARES

During the financial period under review, the Company repurchased on The Stock Exchange of Hong Kong Limited a total of 2,786,000 ordinary shares at an aggregate price of HK$4,110,397.

Save as disclosed above, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any listed securities of the Company during the year under review.

By Order of the Board

Wilson W. S. Chan

Company Secretary

Hong Kong, August 12, 2008

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Stephen T. H. Ng, Mr. William J. H. Kwan and Mr. Peter S. O. Mak, together with three independent non-executive Directors, namely, Dr. Dennis T. L. Sun, Mr. Patrick Y. W. Wu and Mr. Anthony K. K. Yeung.

i-CABLE Communications Limited - Interim Results Announcement

(August 12, 2008)